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                           May 29, 2020

       Paul Hastings
       Chief Executive Officer
       Nkarta, Inc.
       6000 Shoreline Court, Suite 102
       South San Francisco, CA 94080

                                                        Re: Nkarta, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May
19, 2020
                                                            CIK No. 0001787400

       Dear Mr. Hastings:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 2 to DRS Form S-1 Submitted on May 19, 2020

       Contractual Obligations and Commitments, page 86

   1. You indicate that the May 2020 second amendment to the lease agreement is not included in the operating lease
commitments as of March 31, 2020. If the cash lease payments under this amendment
are material, please expand your footnote to present these payments using the same time
frames stipulated in the table. We believe this information will provided increased
transparency on your long-term lease obligations. Refer to Item
                                                        303(a)(5) of Regulation
S-K and footnote 46 to SEC Release No. 33-8350.
       Patents, Trademarks and Proprietary Technology, page 112
 Paul Hastings
Nkarta, Inc.
May 29, 2020
Page 2
2. You disclose on pages 113 and F-16 that in August 2016, you entered into a license agreement with the National University of Singapore and St. Jude Children's Research
         Hospital, Inc., which could require that you make milestone payments to the licensors upon the completion of "certain regulatory and commercial milestones." Please revise to describe such milestones in greater detail, and if applicable, how they will be calculated.
         Also please provide more detailed disclosure regarding the "certain performance objectives which obligate the Company to meet various milestones over time," including the approximate timeframe involved.
Financial Statements as of December 31, 2019
Balance Sheet, page F-3

3. Please revise to remove your pro forma stockholders' equity as of December 31, 2019.
         Refer to Rule 11-02(c)(1) of Regulation S-X.
Condensed Financial Statements as of March 31, 2020
Note 13. Subsequent Events, page F-50

4. You indicate that in May 2020, the Company signed a second amendment to your lease agreement. Please expand your disclosures to provide the material terms of the amendment so that readers may understand the significant rights and obligations under the amended lease. Refer to ASC 842-20-50-3b.

       You may contact Tara Harkins at (202) 551-3639 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.



FirstName LastNamePaul Hastings                                Sincerely,
Comapany NameNkarta, Inc.
                                                               Division of
Corporation Finance
May 29, 2020 Page 2                                            Office of Life
Sciences
FirstName LastName